[GRAPHIC     VIDEONICS                         1370 Dell Ave.
OMITTED]     The Video Editing Company         Campbell, CA 95008
                                               408-866-8300 o FAX: 408-866-4859
February 3, 1996

Steve Peters
20341-170th Ave NE
Woodinville, WA 98072

Dear Steve,

This letter will formalize the offer we have reached. As we had discussed, I have taken much of the text from our respective e-mails and faxes, so the following may be choppy, but I think captures the intent and tone of our discussions and agreements. Let me know if you believe anything is not in accordance with our agreements. I look forward to a mutually enjoyable and beneficial relationship.

1. Your title will be Vice President of Research and Development and you will be an Officer of the Corporation.

2. I think it is worthwhile to include your "Summary of Philosophy" in this document. You wrote: "I have tried to keep the concerns of the Company in mind. It will take a team effort to ensure Company growth and I wouldn't want to harm that team effort by my compensation or incentives. I believe that I will become a key element in the Company's success and the Company will treat me accordingly.

My proposed first steps on the job would be to become involved in the testing and release to manufacturing of the current products. In addition I want to use all of the current products in making video's at my residence. Together these actions will allow me to get to know the people involved and the capabilities and limitations of the current product mix."

3. Base Salary.

Your base salary will be $98K with a guaranteed bonus of $42K the first year. Guaranteed bonuses will be $38K in year 2 and $34K in year 3.

4. Incentive Bonus
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Your thoughts on this are copied below:
"There will be no bonus in yr. 1 (due to move and stock), yr. 2 and on, I will be eligible for an incentive bonus plan (can be applied to guaranteed Bonus) that should have a reasonable chance of exceeding the guaranteed bonus by 50%. Care should be taken to insure my incentives cannot lead to a conflict with other members of executive team. Some thoughts on incentive bonus possibilities (possible mixture that is easy to calculate):

Cash Bonus for each product released on Time (Able to ship to customers)

x% of revenue on new products for 1st year of shipments

Profit Sharing in Company

% Engineering productivity increase ($K of revenue per engineer for instance)

My job will be to insure efficiently developed, high-quality, products produced in a predictable manner, that are perceived as valuable by our customer base. The incentive program should be based on these attributes. The most immediate need is predictable schedules through R&D. It is important that these products be manufacturable however, so I should be measured until the products can be produced and shipped. The products need to sell and the Company needs to make a profit so the incentive should also take these factors into account (rather than solely R&D performance in producing the product). I agree to work out the specific incentive program after I join. Something to the effect of, as long as the company is in good financial health and my performance is excellent there is a reasonable chance for my total compensation to be in the $160,000 range."

 Videonics agrees with these concepts.

5.  Stock Options

An employee stock option to purchase 50,000 shares of stock will be granted upon employment at the lowest possible price. To date in January, since we offered you employment, the lowest price has been $9.75. If the closing stock price is lower than that between now and February 19, 1996, your option will be granted at the lower price. Vesting is in steps every six months, at 1/6 the total, for three years.

You have said:
"I would like to have the opportunity to receive a further option in one year (or at least before the 3 year Evergreen proposal). I don't expect a guarantee just a reasonable consideration. It is my belief that this further option could have
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significant near term upside potential and if structured appropriately, could be valuable to the Company by defining a stretch incentive to be accomplished for this option."

We agree to consideration of additional options, but without any guarantees. We may mutually find that there is an interrelationship with incentive compensation. We agree that if you are terminated within one year after a merger or buyout your shares will be fully vested.

6. Company life insurance is one and one half times salary. Currently the maximum amount available is $150,000. If and when the maximum is increased your salary plus guaranteed bonus will be eligible.

7.  Move.

Your thoughts on this are copied below:
"I believe that it could take 4 months to complete the move and during most of that time I will be maintaining two residences and be away from my family. During the transition period I will need to travel back and forth (and have my family travel as appropriate). I propose a suitable 2 bedroom, furnished apartment for this time period (I am not sure what this would cost). I suspect this would be one round trip a week with at least 3 trips where we would both travel (or 19 round trips total). I would bring one of my cars to the Bay Area at the third trip so would require 2 weeks of a rental car in the Bay Area and maybe 10 days of rental cars in the Seattle area. I think we should consider the travel expenses as a business trip until I move into the apartment. At that point I wouldn't expect meals and laundry etc. to be reimbursed since it would become equivalent to my current situation."

Your travel costs will be covered as business expenses. We agree to a four month transition with housing supplied at no cost to you for that time period and trips approximately as you propose. Your family's travel costs unfortunately cannot be considered that way and part of the moving expenses will be taxable to you. We believe federal and state law are the same on moving expenses. Basically, household moving expenses and direct travel costs are deductible, but not most other costs. (Federal law changed on this starting in 1994.) We will reimburse you at cost for deductible expenses and at 1.6 times cost for reasonable, non-deductible expenses. This covers 37.5% allowance for federal and state taxes. This should allow your move costs to come out basically a wash.

We do not considered expenses related to selling or buying a home as reimbursable expenses. We will offer you $10,000 as a moving bonus to help a little bit with housing costs, payable when you relocate. This bonus must be repaid if you resign in less than one year.


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8.  Misc.

You suggested:
"I want to become familiar with all of the current Videonics equipment. This would require a S-VHS VCR, Hi-8 VCR, and a Macintosh computer. I propose this be purchased by R&D for tax reasons and that my salary would be reduced by 1/2 the total cost and I would then own this equipment (I believe it is in both our interests for me to do this). I estimate this would cost about $5K."

Your equipment proposal is acceptable to us.

9.  Severance Option

I think our dialog on this is clear, so I have left it intact.  Your quote:
"Although I do not anticipate any problems I think we should at least discuss the only real risk that I see. That is my relationship with Mark. Mark is key to the Company. It is critical that Mark is coming up with new product and technology ideas. It is also critical that these ideas get implemented. If for some reason Mark and I can't work this out (again I do not think this will happen, just pointing out that it could) I understand that I would have to go. I would be willing to give the Company that option up front if we agreed to terms. It would take me a year to recover fully so I propose 1 years salary (with guaranteed bonus) and an accelerated vesting of 6 months on my option. This would be the Company's option and not mine."

My reply. "We agree that you and Mark must work well together, but it is in all of our interests to make this happen, and we are all responsible if it does not. We do not think it is right to have accelerated vesting on termination and haven't done this before. We can offer three months severance if the company terminates you. We will also agree to one year severance pay if you are terminated within one year after a merger or buyout."

Your answer: "Mark and I will get along very well. In fact I think we will be an unstoppable combination. I believe it is in both of our interests to have discussed the severance issues in advance. Your proposal is acceptable to me."

10. Per our discussions, you will start work on the afternoon of Feb. 19. We will give you an advance that will approximate your first months salary at that time, and deduct it from your first three bi-weekly paychecks.


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I think that  covers all the points we have  worked  out.  Please let me know if there are any issues to clarify or discuss. I will be in the office this afternoon and at home 408-255-1707 the rest of the weekend. If not, please sign indicating your agreement below. Please call before faxing back so I can maintain confidentiality.

Welcome to Videonics!

Best regards,



/s/ James A. McNeill
---------------------------------
James A McNeill, CFO






I accept the offer as outlined.


/s/ Steve Peters
-----------------------------------
Steve Peters               Date